

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

J. Duncan Reid
Chief Executive Officer
Allied Technologies Group, Inc.
100 King Street West, Suite 5600
Toronto, Ontario M5X 1C9

> **Re:** **Allied Technologies Group, Inc.**
> **Form 8-K**
> **Filed December 17, 2012**
> **File No. 333-178472**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. We note your disclosure on page 3 that the Company has filed a Certificate of Amendment of its Articles of Incorporation to change its name from Allied Technologies Group, Inc. to Trio Resources, Inc. If the name change is effective, then please revise the name on your cover page.

3. Please review the disclosure throughout and ensure that you identify the source(s) for the information you provide. In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief or another source. For example, on page 7 you state that your

above ground materials contain an average of 40 ounces of silver for every ton. Further, on page 9 you state that "[n]o mine in the Cobalt area ever used computerized modeling or used advanced techniques to define ore reserves." Where such information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable.

Description of Business, page 7

4. Please disclose the specific exploration initiatives Trio has been engaged in since inception.

5. Please disclose what constitutes a "going public" transaction for purposes of the consulting agreement with Seagel Investment Corp. and describe the consulting services.

Business Model, page 7

6. Please disclose whether you have any agreements with refiners and file all agreements as exhibits. As applicable, please disclose the material terms of these agreements.

7. Please substantially revise your disclosure to explain clearly how you will carry out your business activities and work toward revenue generation. For example, describe the specific steps, costs, need for capital raising, employees, equipment, and agreements with other parties necessary to pursue your business plan.

8. We note you discuss ore quantities of 4,000 tons with an average quality or grade of 40 ounces of silver in this section. Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Prior to declaring reserves, your company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average commodity price for your economic analysis and you should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Please revise your filing accordingly, explaining the basis for these quantity and quality estimates using the appropriate descriptions or remove these estimate from your filing.

9. We also note that you refer to 4,000 tons of material as a concentrate, along with additional 16, 000 tons of primary crushed material, and a bulk sample of an additional 16,000 tons which was collected in 2012. In addition we note you disclose a muck pile with 910,000 tons of ore, and a tailings pond with 347,870 tons of ore. Please modify your filing explaining how and why these different material quantities were collected,

processed, and how the tonnage and grades were determined. Please describe how your concentrate was processed, the associated recoveries, and other appropriate factors.

10. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

11. Please provide the basis for preparing the mineral estimates in your Form 8-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

Corporate History & Background, page 7
Ore Inventory and Tailings, page 8
Plan of Operations, page 19

12. We note you intend to process your reserves, referenced as the muck pile and tailings, in this section. Please note mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Competition, page 8

13. Please expand your discussion of the competitive conditions in your industry, including an estimate of the number of competitors and a more specific discussion of the Company's competitive position.

Properties, page 9

14. Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

   Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

15. We note you intend to place your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

16. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are

not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

17. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Government Regulation, page 9

18. Please discuss the specific effect of existing or probable governmental regulations on your business, including anticipated costs of compliance.

Risk Factors, page 10

19. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

20. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

21. Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Overview, page 18

22. As your company does not have a reserve, it must be in the exploration stage, as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as operations.

23. In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

24. We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater or surface waters due to historical mining activities. The full extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

25. We note you are subject to permitting requirements of the Federal and State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining/processing activities on your properties. Please define your reclamation and closure obligations and requirements.

Plan of Operation, page 19

26. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Results of Operations, page 19

27. Please disclose the fixed assets and equipment you own.

Security ownership of Certain Beneficial Owners and Management, page 23

28. We note your disclosure on page 3 that the Trio Shareholders own an aggregate of 66.15% of your common stock. It appears that Seagel Investment Corp. owns 321,000 shares of common stock based on your disclosures on page 33 and on page 31 of the Exchange Agreement. Please disclose if Seagel Investment Corp. or any of the other shareholder beneficially own more than 5% of your common stock.

Item 4.01, page 33

29. We note the second paragraph under section (b) on page 34. Please revise to disclose, if true, that during the fiscal years ended September 30, 2012 and 2011 and through the date of engagement of MNP LLP, you did not consult with MNP regarding the regarding the application of accounting principles to any specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements, and MNP did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was the subject of a "disagreement" or a "reportable event," as such terms are defined in Item 304(a)(1) of Regulation S-K. Refer to Item 304(a)(2) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits, page 35

30. We note that the Certificate of Amendment appears to be an unexecuted form. In your next amendment, please include a copy of the executed filed Certificate of Amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at 202- 551-3772 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director